March 26, 2007

From: **MMX Mineração e Metálicos S.A. — Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

File No. 082-35042

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") afforded by Rule 12g3-2(b) thereunder, MMX Mineração e Metálicos S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil, hereby submits the following documents:

1. *Material Fact Notice filed with Brazilian SEC on February 26, 2007 (in Portuguese)*

2. *Material Fact Notice released on February 26, 2007 (English version)*

3. *Material Fact Notice filed with Brazilian SEC on March 5, 2007 (in Portuguese)*

4. *Material Fact Notice released on March 5, 2007 (English version)*

5. *Announcement to the Market filed with Brazilian SEC on March 14, 2007 (in Portuguese)*

6. *Announcement to the Market released on March 14, 2007 (English version)*

7. *Material Fact Notice filed with Brazilian SEC on March 22, 2007 (in Portuguese)*

8. *Material Fact Notice released on March 22, 2007 (English version)*

dw 4/2

9. *Minutes of the Board of Directors' Meeting held on March 22, 2007, filed with Brazilian SEC on March 23, 2007 (in Portuguese)*

10. *Minutes of the Board of Directors' Meeting held on March 22, 2007 (English version)*

11. *Announcement to the Market filed with Brazilian SEC on March 26, 2007 (in Portuguese)*

12. *Announcement to the Market released on March 26, 2007 (English version)*

The information contained in this letter is being furnished pursuant to Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the registration or continuing reporting obligations of the Exchange Act.

If you have any questions or comments please contact the undersigned at 011-55-(21) 2555-5558.

Very truly yours,

Gina Pinto

MMX MINERAÇÃO E METÁLICOS S.A.

CNPJ/MF: 02.762.115/0001-49

Companhia Aberta

BOVESPA: MMXM3

FATO RELEVANTE

A MMX Mineração e Metálicos S.A. ("MMX" ou a "Companhia") vem, em atendimento ao disposto no artigo 157 da Lei n.º 6.404/76, bem como ao que prevê a Instrução CVM nº 358/02, comunicar ao mercado o que segue:

1. A MMX Amapá Mineração Ltda. ("MMX Amapá"), subsidiária da Companhia que opera e desenvolve o Sistema Integrado MMX Amapá ("Sistema MMX Amapá"), celebrou, em 22 de fevereiro de 2007, com o Banco ItaúBBA S.A. e o Banco ABC Brasil S.A., contratos definitivos para a abertura de uma linha de crédito para o financiamento do Sistema MMX Amapá, no valor total de US$250 milhões, sob forma de *project finance*. Nos termos da linha de crédito, a Companhia concordou em conceder garantia corporativa à MMX Amapá, na proporção à sua participação no capital da subsidiária, exclusivamente durante a fase de construção e testes da Mina Amapá.

2. O desembolso dos recursos contratados está sujeito às condições usuais de mercado, incluindo a formalização e registro do pacote de garantias e outras condições costumeiras a operações financeiras desta natureza.

3. A Companhia detém 70% do capital social da MMX Amapá, tendo os 30% remanescentes sido vendidos pela Centennial Asset Mining Fund LLC à Cleveland-Cliffs, Inc., conforme fato relevante publicado pela Companhia em 13 de dezembro de 2006. O Sistema MMX Amapá engloba a Mina Amapá, com capacidade de produção estimada de 6,5 milhões de toneladas por ano de minério de ferro fino e finos para pelotização, a Estrada de Ferro do Amapá e o Terminal Portuário de Santana, em fase de implantação.

Maiores informações poderão ser obtidas no *website* da MMX ou então por meio do e-mail ri@mmx.com.br.

Rio de Janeiro, 26 de fevereiro de 2007.

MMX MINERAÇÃO E METÁLICOS S.A.
Luiz Rodolfo Landim Machado
Diretor Geral e de Relações com Investidores

MMX MINERAÇÃO E METÁLICOS S.A.

Public Company

BOVESPA: MMXM3

PUBLIC ANNOUNCEMENT

MMX Mineração e Metálicos S.A. ("MMX" or the "Corporation"), in compliance with article 157 of Law 6.404/76 and CVM Instruction 358/02, hereby makes the following announcement:

1. On February 22, 2007, MMX Amapá Mineração Ltda. ("MMX Amapá"), a subsidiary of the Corporation that develops and operates the MMX Amapá Integrated System (the "MMX Amapá System"), entered into definitive agreements for a US$250 million credit facility with Banco ItaúBBA S.A. and Banco ABC Brasil S.A., under a project financing structure, to finance the MMX Amapá Sytem capital expenditures. Under the terms of the facility, MMX has agreed to provide corporate guaranties to MMX Amapá, pro rata to its equity ownership in the company, which guaranties shall survive only during the construction and testing stages of the MMX Amapá System.

2. The disbursement of the proceeds of the facility is subject to market conditions, including registration and perfection of the security package granted in favor of the lenders and other conditions that are customary to transactions of this nature.

3. MMX owns 70% of the equity ownership of MMX Amapá, and the remaining 30% have been sold by Centennial Asset Mining Fund LLC to Cleveland-Cliffs Inc., all in accordance with the press release issued by the Corporation on December 13, 2006. The MMX Amapá System comprises the Amapá Mine, with an estimated production of 6.5 million tons of iron ore fines and pellet feed per annum, the operating Amapá Railway and the Santana Port Facilities, which are currently under implementation.

Rio de Janeiro, February 26, 2007.

MMX MINERAÇÃO E METÁLICOS S.A.
Luiz Rodolfo Landim Machado
Executive President and Director of Investor Relations

MMX MINERAÇÃO E METÁLICOS S.A.
CNPJ/MF: 02.762.115/0001-49
Companhia Aberta
BOVESPA: MMXM3

CENTENNIAL ASSET PARTICIPAÇÕES AMAPÁ S.A.
CNPJ/MF: 07.950.674/0001-04
Companhia Aberta
BOVESPA: CTAP3

FATO RELEVANTE

A MMX Mineração e Metálicos S.A. ("MMX") e a Centennial Asset Participações Amapá S.A. ("Centennial Amapá") vêm, em atendimento ao disposto no artigo 157 da Lei n.º 6.404/76, bem como ao que prevê a Instrução CVM nº 358/02, comunicar ao mercado o que segue:

1. A Centennial Asset Mining Fund LLC ("Centennial Asset"), acionista detentora de quase a totalidade do capital social da Centennial Amapá, realizou, hoje, por meio de um leilão realizado no pregão da Bovespa – Bolsa de Valores de São Paulo, a alienação de 100% das ações que detinha na Centennial Amapá, pelo valor de R$282.891.000,00, equivalentes a US$133 milhões, convertidos pela taxa média de fechamento da moeda estrangeira na sexta-feira, dia 2 de março de 2007. As ações alienadas foram adquiridas por uma subsidiária integral da Cleveland-Cliffs, Inc. ("Cleveland-Cliffs"), maior mineradora de ferro e maior produtora de pelotas dos Estados Unidos da América.

2. No contexto da operação de alienação de ações, a MMX celebrou acordo de quotistas com a Centennial Amapá, na qualidade de nova subsidiária da Cleveland-Cliffs, e celebrou, com a MMX Amapá Mineração Ltda. ("MMX Amapá"), contrato de prestação de serviços corporativos para a alocação de despesas gerais e administrativas de acordo com um critério pré-estabelecido de rateio. A MMX ressalta que os membros independentes de seu Conselho de Administração aprovaram a operação em tela, de forma unânime e sem ressalvas, em reunião do Conselho de Administração realizada em 12 de dezembro de 2006.

3. Também no contexto da operação em tela, a MMX e a Cleveland-Cliffs aprovaram novo orçamento para o Sistema Integrado MMX Amapá, o qual contempla o aprimoramento da planta de beneficiamento, com investimentos totais estimados em US$347 milhões, valor este líquido de ganhos em contratos de *hegde* celebrados pela MMX Amapá, conforme demonstrações contábeis não auditadas, datadas de 31 de janeiro de 2007. Do valor estimado para investimento no Sistema Integrado MMX Amapá, US$250 milhões já são objeto de uma linha de crédito, na modalidade de *project finance*, contratada com o Banco ItaúBBA S.A. e o Banco ABC Brasil S.A.

4. A MMX acredita que o aprimoramento da planta de beneficiamento do Sistema Integrado MMX Amapá trará benefícios de longo prazo para a empresa, na medida em que esta poderá converter um número maior de recursos em reservas lavráveis, aumentando, conseqüentemente a vida útil da Mina Amapá.

5. Segundo o Diretor Presidente da MMX e Presidente do Conselho de Administração, Eike F. Batista, "a consumação da compra de uma participação minoritária pela Cleveland-Cliffs, uma empresa com 160 anos de tradição na indústria de minério de ferro, reforça a nossa confiança no Sistema Integrado MMX Amapá. A MMX e a Cleveland-Cliffs têm planos, em conjunto, para transformar a MMX Amapá em uma operação de porte ainda maior do que originalmente planejado, seja na mineração ou nas atividade de maior valor agregado".

6. Maiores informações poderão ser obtidas por meio dos seguintes e-mails: ri@mmx.com.br e/ou marcelo.cheniaux@ebx.com.br.

Rio de Janeiro, 5 de março de 2007.

MMX MINERAÇÃO E METÁLICOS S.A.
Luiz Rodolfo Landim Machado
Diretor Geral e de Relações com Investidores

CENTENNIAL ASSET PARTICIPAÇÕES AMAPÁ S.A.
Marcelo Adler Cheniaux
Diretor de Relações com Investidores

NOVO MERCADO
BOVESPA BRASIL

MMX MINERAÇÃO E METÁLICOS S.A.
BOVESPA: MMXM3

CENTENNIAL ASSET PARTICIPAÇÕES AMAPÁ S.A.
BOVESPA: CTAP3

PUBLIC ANNOUNCEMENT

MMX Mineração e Metálicos S.A. ("MMX"), pursuant to Article 157 of Law #6,404/76 and CVM Instruction 358/02, hereby makes the following public announcement:

1. Centennial Asset Mining Fund LLC ("Centennial Asset"), owner of substantially all of the shares of Centennial Asset Participações Amapá S.A. ("Centennial Amapá"), today by means of an auction on the Bovespa – Sao Paulo Stock Exchange, closed the sale of 100% of the shares owned by it in Centennial Amapá, for R$282.891.000, equivalent to US$133 million, as converted by the exchange rate at close of business on March 2, 2006. The auctioned shares were purchased by a wholly-owned subsidiary of Cleveland-Cliffs, Inc. ("Cleveland-Cliffs"), U.S.'s largest producer of iron ore and iron pellets.

2. In the context of the sale transaction, MMX entered into a shareholders' agreement with Centennial Amapá, in its capacity of a subsidiary of Cleveland-Cliffs, and a corporate services agreement with MMX Amapá Mineração Ltda. ("MMX Amapá"), for allocation of MMX's special and administrative costs, in accordance with previously agreed allocation criteria. The sale transaction and the ancillary agreements were approved by the independent members of the Board of Directors of MMX in the meeting of December 12, 2006.

3. Also in the context of this transaction, MMX and Cleveland-Cliffs approved a new budget for the MMX Amapá Integrated System, which contemplates the improvement of the MMX Amapá beneficiation plant, with total investments of US$347 million, net of hedging gains booked as of January 31, 2007 (pursuant to MMX's unaudited consolidated financial statements). Of the budgeted investment amount for the MMX Amapá Integrated System, US$250 million have been contracted under a project financing credit facility entered into with Banco ItaúBBA S.A. and Banco ABC Brasil S.A.

4. MMX believes that the improvement of the beneficiation plant of the MMX Amapá Integrated System will yield long term gains for the company, to the extent that MMX Amapá may be able to convert more resources into mineable reserves, consequently increasing the life of the Amapá Mine.

5. MMX's Chairman & CEO, Eike F. Batista, commented that "the closing of the purchase of a minority interest by Cleveland-Cliffs, a company with 160 years experience in the iron ore industry, reaffirms our confidence in the MMX Amapá Integrated System. MMX and Cleveland-Cliffs have joint plans to make MMX Amapá an even larger enterprise by increasing its mining operations or expanding downstream into value-added products."

6. For more information, please contact the company at ri@mmx.com.br.

Rio de Janeiro, March 5, 2007

MMX MINERAÇÃO E METÁLICOS S.A.
Luiz Rodolfo Landim Machado
Executive President and Investor Relations Officer

MMX confirma somente parceria no Sistema MMX Amapá

A **MMX Mineração e Metálicos S.A.** ("MMX" ou "Companhia") (Bovespa: MMXM3) e Centennial Asset Mining Fund LLC ("Centennial") vêm, pelo presente, comunicar ao mercado o seguinte:

Uma vez consumada, no último dia 5, a alienação de 30% do Sistema Integrado MMX Amapá, pelo equivalente a US$133 milhões, para a empresa americana Clevand-Cliffs Inc., a Centennial está em negociação com potenciais parceiros estratégicos interessados na aquisição de 30% do Sistema Integrado MMX Minas-Rio, sem, contudo, ter recebido até o momento qualquer espécie de proposta vinculante a respeito.

A MMX e Centennial divulgarão imediatamente ao mercado e aos seus acionistas qualquer desenvolvimento efetivo sobre o tema aqui tratado, no mesmo padrão adotado por ocasião da recente alienação de participação minoritária de 30% do Sistema Integrado MMX Amapá.

Rio de Janeiro, 14 de março de 2007.

MMX Mineração e Metálicos S.A.

Luiz Rodolfo Landim Machado
Diretor Geral e de Relações com Investidores

Centennial Asset Mining Fund LLC

MMX - Relações com Investidores
Elizabeth Cruz / Gina Pinto
Tel. 55 21 2555-5634 / 2555-5558
ri@mmx.com.br
www.mmx.com.br/ri

MMX only confirms strategic partner in MMX Amapá Integrated System

MMX Mineração e Metálicos S.A. ("MMX" or "Company") (Bovespa: MMXM3) and Centennial Asset Mining Fund LLC ("Centennial") hereby inform the market that:

Following the sale of a minority stake of 30% in the MMX Amapá Integrated System to Cleveland-Cliffs Inc., a U.S. mining company, for an amount equivalent to US$133 million on March 5, Centennial is in the process of carrying on negotiations with potential strategic partners interested in the acquisition of a 30% interest in the MMX Minas-Rio Integrated System. To date, Centennial has not yet received any binding bid or entered into any agreement with potential strategic partner.

MMX and Centennial will immediately disclose to the market and its shareholders any developments on this topic, similarly to what they have done in the recent sale of a minority stake of 30% in the MMX Amapá Integrated System.

Rio de Janeiro, March 14, 2007.

MMX Mineração e Metálicos S.A.

Luiz Rodolfo Landim Machado
Executive President and Investor Relations Officer

Centennial Asset Mining Fund LLC

MMX – Investor Relations
Elizabeth Cruz / Gina Pinto
Tel. 55 21 2555-5634 / 2555-5558
ri@mmx.com.br
www.mmx.com.br/ri

MMX

MMXM3 NOVO MERCADO BOVESPA BRASIL

MMX MINERAÇÃO E METÁLICOS S.A.
CNPJ/MF: 02.762.115/0001-49
Companhia Aberta
BOVESPA: MMXM3

FATO RELEVANTE

A MMX Mineração e Metálicos S.A. ("MMX" ou a "Companhia") vem, em atendimento ao disposto no artigo 157 da Lei n.º 6.404/76, bem como ao que prevê a Instrução CVM n° 358/02, comunicar ao mercado o que segue:

Em reunião do Conselho de Administração da Companhia realizada nesta data, foi aprovada a reorganização societária das atividades atualmente desenvolvidas pela MMX Minas-Rio Mineração e Logística Ltda. ("MMX Minas-Rio"), sociedade controlada pela MMX, a qual a Companhia controla com 70% do capital, sendo os demais 30% detidos pela Centennial Asset Participações Minas-Rio S.A. (a "Reorganização").

A Reorganização contemplará a cisão ou transferência de certos ativos e passivos da MMX Minas-Rio para duas novas sociedades, denominadas LLX Minas-Rio Logística Ltda. ("LLX Minas-Rio") e LLX Porto do Açu Ltda. ("LLX Açu"). Como resultado da Reorganização, a LLX Minas-Rio deterá os ativos correspondentes ao mineroduto do sistema integrado MMX Minas-Rio ("Sistema Minas-Rio") e aproximadamente 300 hectares do Porto do Açu, reservados para a construção de um terminal portuário de minério de ferro. A LLX Açu, por sua vez, será proprietária da porção remanescente do Porto do Açu, com aproximadamente 5.700 hectares. A MMX Minas-Rio, que terá seu nome alterado para MMX Minas-Rio Mineração Ltda., e suas subsidiárias continuarão proprietárias dos direitos minerários do Sistema Minas-Rio, da planta de beneficiamento de minério de ferro e dos direitos de passagem do mineroduto.

A partir da Reorganização, o Sistema Minas-Rio passará a ser desenvolvido conjuntamente e de forma integrada pela MMX Minas-Rio e pela LLX Minas-Rio, cabendo, a cada uma dessas sociedades, o investimento nos ativos de sua competência. A receita do Sistema Minas-Rio será atribuída à MMX Minas-Rio e à LLX Minas-Rio de acordo com a natureza de seus negócios e o respectivo valor de contribuição de seus ativos ao Sistema Minas-Rio. Tal alocação levará em conta, ainda, condições usuais de mercado e será definida no âmbito do processo de negociação com o parceiro estratégico do Sistema Minas-Rio, que deverá adquirir, da Centennial Asset Mining Fund LLC, participação acionária de 30% na MMX Minas-Rio e na LLX Minas-Rio.

A LLX Açu concentrará esforços na prospecção de negócios logísticos para o Porto do Açu e na atração de projetos industriais para a sua retro-área de aproximadamente 5.700 hectares. O Porto do Açu, que conta com licença ambiental prévia expedida pela FEEMA, foi projetado para um calado de 21 metros, profundidade suficiente para o recebimento de navios transoceânicos com capacidade de até 250 mil toneladas. De acordo com a licença ambiental em vigor, o Porto do Açu poderá ser expandido para uma capacidade de até 200 milhões de toneladas de carga por ano.

Ao final da Reorganização, que não implicará em qualquer diluição às participações societárias da Companhia, esta transferirá suas participações na LLX Minas-Rio e na LLX Açu para a controlada LLX Logística S.A. ("LLX"), a qual passará a ser a empresa *holding* das atividades logísticas da Companhia. A

LLX, além de coordenar as atividades de suas futuras subsidiárias, buscará oportunidades e soluções logísticas para a MMX e terceiros e funcionará, também, como uma unidade de negócios independente.

Para fomentar esta estratégia, a LLX estudará alternativas de financiamento, por meio de linhas de crédito com instituições financeiras ou mediante a emissão privada de ações, inicialmente com parceiros estratégicos ou financeiros interessados no desenvolvimento das atividades logísticas.

A LLX contará com uma administração independente, tendo sido nomeados para integrar sua diretoria o Sr. Ricardo Antunes, Diretor-Presidente, e a Sra. Eliane Lustosa, Diretora Financeira. O Sr. Antunes é atualmente Diretor Comercial da MMX, cargo que acumulará apenas provisoriamente.

Segundo o Diretor-Presidente da MMX e Presidente do seu Conselho de Administração, Eike F. Batista, "a LLX proporcionará à MMX uma oportunidade única para extrair o máximo valor de seus ativos de logística. Estamos em negociações com candidatos a parceiros de negócio, que já identificaram na LLX um potencial significativo para desenvolver a indústria logística e de infra-estrutura nacional, que representa hoje um dos principais gargalos para o crescimento da economia do país".

Maiores informações poderão ser obtidas por meio do e-mail ri@mmx.com.br.

Rio de Janeiro, 22 de março de 2007.

MMX MINERAÇÃO E METÁLICOS S.A.
Luiz Rodolfo Landim Machado
Diretor Geral e de Relações com Investidores

MMX MINERAÇÃO E METÁLICOS S.A.
BOVESPA: MMXM3

PUBLIC ANNOUNCEMENT

MMX Mineração e Metálicos S.A. ("MMX"), pursuant to Article 157 of Law #6,404/76 and CVM Instruction 358/02, hereby makes the following public announcement:

The Board of Directors of MMX approved today the corporate reorganization (the "Reorganization") involving assets of MMX Minas-Rio Mineração e Logística Ltda. ("MMX Minas-Rio"), a company owned as to 70% of its shares by MMX, with the remainder of its shares owned by Centennial Asset Participações Minas-Rio S.A.

The Reorganization will contemplate the transfer or spin-off (*cisão*) of certain assets and liabilities of MMX Minas-Rio to two newly-formed companies, LLX Minas-Rio Logística Ltda. ("LLX Minas-Rio") and LLX Porto do Açu Ltda. ("LLX Açu"). As a result of the Reorganization, LLX Minas-Rio will own the logistics assets of the MMX Minas-Rio integrated system (the "Minas-Rio System"), namely its slurry pipeline and a 300-hectare iron ore port facility at the Port of Açu. LLX Açu will own the remaining port area, consisting of approximately 5,700 hectares of coastal land. MMX Minas-Rio and its subsidiaries will continue to own the Minas-Rio System mining rights, iron ore beneficiation plant and the right of way for the slurry plipeline.

After the Reorganization, the Minas-Rio System will be developed jointly and in an integrated fashion by MMX Minas-Rio and LLX Minas-Rio, each of which will be responsible for the project's capital expenditures related to its respective assets. The Minas-Rio System revenues will be allocated between MMX Minas-Rio and LLX Minas-Rio in accordance with the nature of each company's businesses and proportionate to their respective contribution to the project's capital expenditures. The allocation of revenues will be determined on an arm's length basis and will be established in the context of the negotiation with the Minas-Rio System strategic partner that will eventually purchase Centennial Asset Mining Fund LLC's 30% equity interest in MMX Minas-Rio and LLX Minas-Rio.

LLX Açu will concentrate its business efforts in developing a third party logistics business and attracting industrial projects for the Port of Açu 5,700-hectare area. The Port of Açu, which already has a preliminary environmental license from FEEMA (the Rio de Janeiro State environmental agency), has been designed with a 21 meter draft that can harbor oceangoing vessels with capacities of up to 250,000 dead weight tons. The existing environmental license allows for an expansion of the capacity of the Port of Açu up to 200 million tons of cargo per annum.

At the end of the Reorganization, which will not represent any dilution to MMX's interests, MMX will transfer its equity participation in LLX Minas-Rio and LLX Açu to LLX Logística S.A. ("LLX"), the new holding company for MMX's logistics division. LLX, in addition to coordinating the business of its future subsidiaries, will continue to pursue business opportunities in the logistics industry for MMX and to service third parties and will function as an independent business unit.

To achieve its strategy, LLX is seeking to finance its activities by means of debt facilities with financial institutions or a private placement of LLX shares, initially to strategic or financial partners interested in the development of its logistics activities.

LLX will have independent management and the Board of Directors of MMX has nominated Mr. Ricardo Antunes as Chief Executive Officer of LLX and Mrs. Eliane Lustosa as Chief Financial Officer.

Mr. Antunes is currently MMX's Commercial Director, a position he will hold for a limited period of time while MMX nominates a replacement.

Eike Batista, MMX's Chairman & Chief Executive Officer stated "LLX will provide MMX with a unique opportunity to unlock the value of its logistics assets. We are in negotiations with potential strategic partners that have identified in LLX a significant potential to develop Brazil's lagging logistics and infrastructure industries, which represent today one of the country's largest growth bottlenecks".

For additional information, please contact MMX at ri@mmx.com.br.

Rio de Janeiro, March 22, 2007

MMX MINERAÇÃO E METÁLICOS S.A.
Luiz Rodolfo Landim Machado
Executive President and Investor Relations Officer

MMX MINERAÇÃO E METÁLICOS S.A.
CNPJ/MF: 02.762.115/0001-49
NIRE: 33.3.0026111-7
Companhia Aberta

ATA DE REUNIÃO DO CONSELHO DE ADMINISTRAÇÃO
REALIZADA EM 22 DE MARÇO DE 2007

I. **DATA, HORA E LOCAL DA REUNIÃO:** Às 16:00 horas do dia 22 de março de 2007, na sede social da Companhia, situada na Praia do Flamengo, 154°, 5° andar.

II. **QUORUM**: Presença da totalidade dos membros do Conselho de Administração da Companhia, com exceção do membro Gilberto Sayão, tendo os membros Michael Stephen Vitton, Peter Nathanial e Samir Zraick participado por meio de conferência telefônica e confirmado seus votos por escrito.

III. **CONVOCAÇÃO:** De acordo com cartas de convocação enviadas e recebidas no dia 16 de março de 2007.

IV. **MESA**: Presidente: Eike Fuhrken Batista
Secretário: Paulo Carvalho de Gouvêa

V. **DELIBERAÇÕES**: Foi aprovado pelos membros presentes, por unanimidade e sem quaisquer ressalvas, o que se segue:

(a) Ratificar a decisão tomada pelo Conselho de Administração na reunião realizada no dia 7 de agosto de 2006, nos termos do artigo 14, inciso (xii), do Estatuto Social da Companhia, o Conselho autorizou a prestação de garantias pela Companhia, assim como a criação de penhor e/ou a cessão fiduciária das quotas de propriedade da Companhia nas suas subsidiárias MMX Amapá Mineração Ltda. e MMX Logística do Amapá Ltda., em favor dos empréstimos e/ou linhas de crédito firmados com o Banco ABC Brasil S.A., Banco ItaúBBA S.A., BNDES – Banco Nacional de Desenvolvimento Econômico e Social S.A., ou qualquer de suas coligadas ou controladas, no valor de US$250,000,000.00, desde que, quaisquer garantias prestadas pela Companhia sejam feitas pro rata de acordo com a participação de cada sócio-quotista no capital social da MMX Amapá Mineração Ltda.;

(b) Reeleger como membros da Diretoria da Companhia, os quais devem servir por um período de 1 ano: Eike Fuhrken Batista, brasileiro, separado judicialmente, empresário,

portador da carteira de identidade nº 05.541.921-2 – IFP/RJ, inscrito no CPF/MF sob o nº 664.976.807-30, residente e domiciliado na Cidade e Estado do Rio de Janeiro, na Praia do Flamengo, nº 154, 5º andar, parte, CEP 22210-030, para a função de Diretor Presidente; Luiz Rodolfo Landim Machado, brasileiro, casado, engenheiro, residente e domiciliado na Cidade e Estado do Rio de Janeiro, na Av. Aquarela do Brasil nº 333, bloco 2, apto. 2.301, São Conrado, CEP 22610-010, inscrito no CPF/MF sob o nº 596.293.207-20, portador da carteira de identidade n.º 3244246, IFP-RJ; Paulo Carvalho de Gouvêa, brasileiro, bacharel em direito, solteiro, inscrito no CPF/MF sob o nº 023.994.247-78, portador da carteira de identidade nº. 09.633.387-7-IFP/RJ, residente e domiciliado na Cidade e Estado do Rio de Janeiro, na Praia do Flamengo, nº 154, 5º andar (parte), CEP 22210-030, para exercer o cargo de Diretor sem designação específica; Adriano José Negreiros Vaz Netto, brasileiro, casado pelo regime da comunhão parcial de bens, economista, portador da carteira de identidade nº 07071528-9 - IFP-RJ, inscrito no CPF/MF sob o nº 010.014.687-24, residente e domiciliado na Cidade e Estado do Rio de Janeiro, na Praia do Flamengo, nº 154, 5º andar, parte, CEP 22210-030, para exercer o cargo de Diretor sem designação específica; Ricardo Antunes Carneiro Neto, brasileiro, divorciado, engenheiro, portador da carteira de identidade nº 3.801.968 - IFP-RJ, inscrito no CPF/MF sob o nº 548.349.887-91, residente e domiciliado na Cidade e Estado do Rio de Janeiro, na Praia do Flamengo, nº 154, 5º andar, parte, CEP 22210-030, para exercer o cargo de Diretor sem designação específica; Joaquim Martino Ferreira, brasileiro, casado pelo regime da comunhão parcial de bens, engenheiro eletricista, portador da carteira de identidade nº M-18.258 – SSP/MG, inscrito no CPF/MF sob o nº 164.832.356-15, residente e domiciliado na Cidade e Estado do Rio de Janeiro, na Praia do Flamengo, nº 154, 5º andar, parte, CEP 22210-030, para exercer o cargo de Diretor sem designação específica; e Dalton Nosé, brasileiro, casado pelo regime da comunhão total de bens, engenheiro metalurgista, portador da carteira de identidade nº 5618096 – SSP/SP, inscrito no CPF/MF sob o nº 683.822.868-87, residente e domiciliado na Cidade e Estado do Rio de Janeiro, na Praia do Flamengo, nº 154, 5º andar, parte, CEP 22210-030, para exercer o cargo de Diretor sem designação específica.

(c) Eleger também como membro da Diretoria da Companhia o sr. Nelson José Guitti Guimarães, brasileiro, inscrito no CPF sob o n.º 647.760.267-91 e identidade n.º 04386525-2 IFP/RJ, engenheiro civil, com sede na Praia do Flamengo, n.º 154, 5º andar, CEP: 22210-030, Rio de Janeiro, para exercer a função de Diretor (sem designação específica). Em virtude da sua nomeação, que será devidamente formalizada por meio da assinatura do respectivo termo de posse no livro próprio, o Sr. Nelson Guitti declarou não estar incurso em nenhum dos crimes previstos em lei que o impeça de exercer suas funções como administrador de companhia aberta, atendendo, portanto, a todos os requisitos previstos no Artigo 147 e parágrafos da Lei nº 6.404/76, regulamentado pela Instrução CVM nº 367/02;

(d) O Sr. Nelson Guitti é nomeado Diretor da Companhia em substituição ao Sr. Rudolph Ihns, cujo Conselho de Administração aceitou, por unanimidade e sem ressalvas, a sua carta de renúncia protocolada na sede da Companhia. A Companhia agradece ao Sr. Rudolph Ihns por todo o empenho e zelo que teve durante o tempo em que atuou como

Diretor. Sua renúncia, como de praxe, será averbada no livro próprio;

(e) Por fim, os membros independentes do Conselho de Administração aprovaram a criação da LLX Logística S.A., LLX Minas-Rio Logística Ltda. e LLX Porto do Açu Ltda., no contexto da reorganização societária das atividades da MMX Minas-Rio Mineração e Logística Ltda. Essa reorganização deve se tornar pública de acordo com o fato relevante apresentado, os quais os termos foram lidos e aprovados na reunião. O anúncio público deve ser encaminhado hoje de acordo com as regulamentações da CVM e Bovespa e publicado no jornal Valor Econômico do dia 23 de março de 2007.

VII. **ENCERRAMENTO:** Às 18:00 horas, nada mais havendo a tratar, deram por encerrada a presente reunião, tendo-se antes feito lavrar a presente Ata que, lida e achada conforme, vai devidamente assinada pelos Conselheiros presentes.

VIII. **CONSELHEIROS PRESENTES:** EIKE FUHRKEN BATISTA, ELIEZER BATISTA DA SILVA, JOSÉ LUIZ ALQUÉRES, RAFAEL DE ALMEIDA MAGALHÃES, HANS-JUERGEN MENDE, MICHAEL STEPHEN VITTON, PETER NATHANIAL E SAMIR ZRAICK (os últimos três, tendo participado via conferência telefônica).

A presente é cópia fiel da Ata da Reunião do Conselho de Administração da MMX Mineração e Metálicos S.A., realizada em 22 de março de 2007, lavrada em livro próprio.

Rio de Janeiro, 22 de março, 2007.

Paulo Carvalho de Gouvêa
Secretário

Visto do Advogado:

Joel Rennó Jr
OAB/RJ 132.971

MMX MINERAÇÃO E METÁLICOS S.A.

CNPJ/MF: 02.762.115/0001-49

NIRE: 33.3.0026111-7

Public Corporation

MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON MACH 22, 2007

I. **DATE, TIME AND PLACE OF THE MEETING:** At 16:00, on March 22, 2007, at the headquarters of the Corporation, at Praia do Flamengo, n° 154, 5th floor, CEP 22210-030.

II. **ATTENDANCE**: Present the following members of the Board of Directors of the Corporation: Eike Fuhrken Batista, Eliezer Batista da Silva, José Luiz Alquéres, Rafael de Almeida Magalhães, Hans-Juergen Mende, Michael Stephen Vitton, Peter Nathanial and Samir Zraick, the three latter members participated via telephone conference and confirmed their votes in writing.

III. **SUMMONS**: As per letter from the Chairman of the Board dated and delivered March 16, 2007.

IV. **CHAIR**: Chairman: Eike Fuhrken Batista
Secretary: Paulo Carvalho de Gouvêa

V. **DECISIONS**: It was unanimously approved, without any qualifications and/or remarks whatsoever, by the members of the Board of Directors of the Corporation present at the meeting, the following:

(a) Ratifying the decision made by the Board of Directors at the meeting held on August 7, 2006, and pursuant to Article 14, item (xii) of the Corporation's By-Laws, the Board of Directors resolved to authorize the granting, by the Corporation, of corporate guaranties, and the granting of a pledge or fiduciary assignment over the quotas owned by the Corporation in its subsidiary MMX Amapá Mineração Ltda., in favor of such loans and/or credit facilities entered into by MMX Amapá Mineração Ltda. in the amount of US$250,000,000.00 with Banco ABC Brasil S.A., Banco ItaúBBA S.A., BNDES – Banco Nacional de Desenvolvimento Econômico e Social S.A., or any of their affiliates or branches; provided, however, that any guaranties provided by the Corporation shall be made pro rata to its ownership interest in and to MMX Amapá Mineração Ltda.;

(b) The Board of Directors unanimously appointed the following members to the Board of Officers of the Corporation, who shall serve for a period of one year: Mr. Eike Fuhrken Batista, Chief Executive Officer, Mr. Luiz Rodolfo Landim Machado, Executive

President and Investors Relations Officer, and, as Officers, Messrs. Adriano José Negreiros Vaz Netto, Dalton Nosé, Joaquim Martino Ferreira, Nelson José Guitti Guimarães, Paulo Carvalho de Gouvêa and Ricardo Carneiro Antunes Neto. On the occasion, the members of the Board of Directors expressed their admiration for the work performed by Mr. Rudolph Ihns during his tenure as Officer of the Corporation, who hereafter withdraws from the Board of Officers of the Corporation; and

(c) Finally, the independent members of the Board of Directors approved the creation of LLX Logística S.A., LLX Minas-Rio Logística Ltda. and LLX Porto do Açu Ltda., in the context of the corporate reorganization of MMX Minas-Rio Mineração e Logística Ltda.'s activities, which reorganization shall be made public pursuant to an announcement whose terms were read out loud and approved on the meeting. The public announcement shall be notified today in accordance with CVM and Bovespa regulations and published in the newspaper Valor Econômico of March 23, 2007.

VII. **CLOSURE:** At 18h00 without further ado, the Chairman called the meeting to an end, having made the registration of the present minutes, which were read out loud and approved by means of the signature of each number in the appropriate book.

VIII. **PRESENT MEMBERS:** EIKE FUHRKEN BATISTA, ELIEZER BATISTA DA SILVA, JOSÉ LUIZ ALQUÉRES, RAFAEL DE ALMEIDA MAGALHÃES, HANS-JUERGEN MENDE, MICHAEL STEPHEN VITTON, PETER NATHANIAL E SAMIR ZRAICK.

This is a true copy of the Minutes of the Board of Directors Meeting of the Corporation held on March 22, 2007, registered in its books.

Rio de Janeiro, March 22, 2007

Paulo Carvalho de Gouvêa
Secretary

IBAMA estabelece programa de audiências públicas para o Mineroduto do Sistema Integrado MMX Minas-Rio

A **MMX Mineração e Metálicos S.A.** (Bovespa: MMXM3) ("MMX" ou a "Companhia") comunica aos seus acionistas e investidores que o IBAMA – Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis, por meio de ofício endereçado à MMX Minas-Rio Mineração e Logística Ltda. ("MMX Minas-Rio"), estabeleceu o cronograma para a realização das audiências públicas e vistorias de áreas relativas ao empreendimento do mineroduto do Sistema Integrado MMX Minas-Rio.

De acordo com o cronograma, as audiências públicas e demais atos pertinentes ao processo de licenciamento serão concluídos no dia 20 de abril de 2007.

No curso do processo de licenciamento, a MMX Minas-Rio protocolou Estudo de Impacto Ambiental em todos os 32 municípios percorridos pelo mineroduto, tendo, inclusive, realizado, em cada um deles, reuniões comunitárias abertas, nas quais a MMX Minas-Rio apresentou e discutiu as principais características sócio-ambientais do empreendimento. De todos os 32 municípios visitados, apenas 3 requereram a realização de audiências públicas formais.

Dado o andamento do processo de licenciamento ambiental, a Companhia reafirma sua crença na obtenção das licenças exigidas por lei em tempo para atingir o cronograma de início de produção do Sistema Integrado MMX Minas-Rio.

Rio de Janeiro, 26 de março de 2007

MMX Mineração e Metálicos S.A.

Luiz Rodolfo Landim Machado
Diretor Geral e de Relações com Investidores

MMX - Relações com Investidores
Elizabeth Cruz / Gina Pinto
Tel. 55 21 2555-5634 / 2555-5558
ri@mmx.com.br
www.mmx.com.br/ri

IBAMA establishes a public hearings program for the MMX Minas-Rio Integrated System pipeline

MMX Mineração e Metálicos S.A. (Bovespa: MMXM3) ("MMX" or the "Company") announces to its shareholders and investors that IBAMA, the Federal Environmental Agency, by means of an official communication addressed to MMX Minas-Rio Mineração e Logística Ltda. ("MMX Minas-Rio"), has scheduled the dates of the public hearings and inspections of the project sites related to the MMX Minas-Rio pipeline.

As scheduled, the public hearings and other acts related to the permitting process will be concluded on April 20, 2007.

During the permitting process, MMX Minas-Rio filed the pipeline Environmental Impact Study in all 32 municipalities crossed by the pipeline and held open community meetings, wherein it presented and discussed the main social and environmental characteristics of the project. From the 32 municipalities visited, only three have requested the holding of formal public hearings.

Considering the status of the permitting process, the Company reaffirms its belief in obtaining the permits required by law for the MMX Minas-Rio Integrated System on a timely basis, in order to meet the scheduled start-up of the MMX Minas-Rio Integrated System.

Rio de Janeiro, March 26, 2007

MMX Mineração e Metálicos S.A.

Luiz Rodolfo Landim Machado
Executive President and Director of Investor Relations

MMX – Investor Relations
Elizabeth Cruz / Gina Pinto
Phone: 55 21 2555-5634 / 2555-5558
ri@mmx.com.br
www.mmx.com.br/ri

END